Exhibit 99.1

BOS Reports Financial Results for the Second Quarter of the Year 2023

RISHON LE ZION, Israel, August 22, 2023 – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC) reported its financial results for the second quarter of the year 2023.

Second Quarter 2023 Financial Highlights:

●	Revenues for the second quarter of 2023 grew by 9.5% to $11.3 million from $10.3 million in the comparable quarter last year.

●	Operating profit for the second quarter of 2023 increased by 32% to $707,000 compared to $537,000 in the comparable quarter last year.

●	EBITDA for the second quarter of 2023 increased by 32% to $863,000 from $653,000 in the comparable quarter last year.

●	Financial expenses for the second quarter of 2023 decreased to $98,000 compared to $378,000 in the comparable quarter last year. The decrease is attributed to the depreciation of the Israeli NIS as compared to the US dollar by 10.2% in the second quarter of the year 2022 as compared to a depreciation of 2.3% in the second quarter of the year 2023.

●	Net income for the second quarter of 2023 increased by 283% to $609,000 or $0.11 per basic share compared to $159,000 or $0.03 per basic share in the second quarter of the year 2022.

Ziv Dekel, BOS’ Chairman, stated: “BOS’ management has invested extensive resources to strengthen BOS’ market position and penetrate new business segments. I am pleased to see the positive results consistently yielded by these efforts since 2021. In addition, we are looking for an M&A opportunity for further expansion.”

Eyal Cohen, BOS’ CEO, stated: “The relatively strong results in the first half of the year and our backlog for the remainder of the year 2023 advance us towards meeting and possibly exceeding our financial targets for 2023, which are revenues of over $45 million and net income above $1.5 million.”

BOS will host a conference call on August 22, 2023 at 9:00 a.m. EDT – 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation.

To access the conference call, please click on the following link: https://us06web.zoom.us/j/87034095301?pwd=ZGo3bGRuTTRCZEpYOHF1OW1RWml6Zz09 or dial to: +1 646 876 9923, meeting ID - 870 3409 530, passcode - 455932

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: www.boscom.com

About BOS

BOS empowers inventory processes through its three business divisions:

●	The Intelligent Robotics division automates industrial and logistic inventory processes;

●	The RFID division marks and tracks inventory; and

●	The Supply Chain division manages inventory.

For additional information, contact: Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022
	(Unaudited)		(Unaudited)

Revenues	$23,478	$21,138	$11,336	$10,350
Cost of revenues	18,409	16,667	8,931	8,130
Gross profit	5,069	4,471	2,405	2,220

Operating costs and expenses:
Research and development	78	87	37	36
Sales and marketing	2,470	2,340	1,224	1,176
General and administrative	912	999	437	471
Acquisition expenses	-	44	-	-
Total operating costs and expenses	3,460	3,470	1,698	1,683

Operating income	1,609	1,001	707	537
Financial expenses, net	(343)	(529)	(98)	(378)
Income before taxes on income	1,266	472	609	159
Taxes on income	-	-	-	-
Net income	$1,266	$472	$609	$159

Basic and diluted net income per share	$0.22	$0.09	$0.11	$0.03
Weighted average number of shares used in computing basic net income per share	5,707	5,395	5,712	5,538
Weighted average number of shares used in computing diluted net income per share	5,767	5,438	5,847	5,570

Number of outstanding shares as of June 30, 2023 and 2022	5,741	5,702	5,741	5,702

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,931	$1,763
Restricted bank deposits	144	130
Trade receivables	11,011	10,834
Other accounts receivable and prepaid expenses	1,167	1,414
Inventories	7,667	6,433

Total current assets	21,920	20,574

LONG-TERM ASSETS	244	260

PROPERTY AND EQUIPMENT, NET	3,341	3,270

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	955	1,110

OTHER INTANGIBLE ASSETS, NET	1,174	486

GOODWILL	4,895	4,895

Total assets	$32,529	$30,595

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$391	$586
Operating lease liabilities, current	235	301
Trade payables	7,801	7,984
Employees and payroll accruals	980	1,016
Deferred revenues	1,550	542
Advances net of inventory in process	79	47
Accrued expenses and other liabilities	812	719

Total current liabilities	11,848	11,195

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,209	1,294
Operating lease liabilities, non-current	674	827
Long term deferred revenues	401	241
Accrued severance pay	363	404

Total long-term liabilities	2,647	2,766

TOTAL SHAREHOLDERS’ EQUITY	18,034	16,634

Total liabilities and shareholders’ equity	$32, 529	$30,595

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2023	2022	2023	2022

Operating income	$1,609	$1,001	$707	$537
Add:
Amortization of intangible assets	73	45	47	31
Stock-based compensation	49	50	24	25
Depreciation	165	118	85	60
EBITDA	$1,896	$1,214	$863	$653

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2023
Revenues	$6,948	$15,351	$1,257	$77	$23,633

Gross profit	1,796	3,253	20	-	5,069

Allocated operating expenses	1,097	1,859	130	-	3,086

Acquisition expenses	-	-	-	-	-

Unallocated operating expenses*	-	-	-	374

Income (loss) from operations	$699	$1,394	$(110)	-	1,609

Financial expenses and tax on income					(343)

Net income					$1,266

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2022
Revenues	$7,693	$12,873	$572	$-	$21,138

Gross profit (loss)	1,915	2,575	(19)	-	4,471

Allocated operating expenses	1,209	1,585	271	-	3,065

Acquisition expenses	44	-	-	-	44

Unallocated operating expenses*	-	-	-		361

Income (loss) from operations	$662	$990	$(290)	-	1,001

Financial expenses and tax on income					(529)

Net income					$472

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2023
Revenues	$2,931	$7,863	$557	$14	$11,365

Gross profit	689	1,668	48	-	2,405

Allocated operating expenses	524	931	55	-	1,510

Unallocated operating expenses*				-	188

Income (loss) from operations	$165	$737	$(7)	-	707

Financial expenses and tax on income					(98)

Net income					$609

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2022
Revenues	$3,590	$6,366	$394	$-	$10,350

Gross profit	885	1,332	3	-	2,220

Allocated operating expenses	566	809	129	-	1,504

Unallocated operating expenses*				-	179

Income (loss) from operations	$319	$523	$(126)	-	537

Financial expenses and tax on income					(378)

Net income					$159

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.